Filed Pursuant to Rule 424(b)(2)

File No. 333-221324

PROSPECTUS

WELLS FARGO & COMPANY

420 Montgomery Street

San Francisco, California 94104

(866) 249-3302

Debt Securities

We will provide the specific terms of the debt securities in supplements to this prospectus. You should read this prospectus, the applicable prospectus supplement and any additional supplements to this prospectus carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are our unsecured obligations, and all payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. The securities are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of Wells Fargo & Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

We will use this prospectus in the initial sale of the debt securities. In addition, Wells Fargo Securities, LLC, Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) or another of our affiliates, may use this prospectus in a market-making transaction in any of the debt securities after their initial sale.

Investing in our debt securities involves risks. You should consider the risk factors in any documents that we incorporate by reference in this prospectus.

This prospectus is dated November 3, 2017.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Wells Fargo & Company filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, we may sell debt securities in one or more offerings. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

When we refer to “Wells Fargo,” “we,” “our” and “us” in this prospectus under the heading “Ratios of Earnings to Fixed Charges,” we mean Wells Fargo & Company and its subsidiaries. When such terms are used elsewhere in this prospectus, we refer only to Wells Fargo & Company unless the context indicates otherwise.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the debt securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC office mentioned under the heading “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the debt securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-3000.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and/or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” on or after the date of this prospectus and prior to the later of (i) the time that we sell all the securities offered by this prospectus and (ii) the date that our broker-dealer subsidiaries cease offering securities in market-making transactions pursuant to this prospectus (other than any documents or any portions of any documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2016, including information specifically incorporated by reference into our Form 10-K from our 2016 Annual Report to Stockholders and our definitive Proxy Statement for our 2017 Annual Meeting of Stockholders;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017; and

•	Current Reports on Form 8-K filed on January 4, 2017, January 13, 2017, January 17, 2017, January 24, 2017, January 24, 2017, January 30, 2017, January 30, 2017, January 30, 2017, January 31, 2017, February 1, 2017, February 2, 2017, February 2, 2017, February 3, 2017, February 7, 2017, February 8, 2017, February 13, 2017, February 13, 2017, February 16, 2017, February 17, 2017, February 17, 2017, February 23, 2017, February 23, 2017, February 24, 2017, February 28, 2017, March 1, 2017, March 2, 2017, March 7, 2017, March 8, 2017, March 9, 2017, March 20, 2017, March 22, 2017, March 27, 2017, March 28, 2017, March 28, 2017, March 31, 2017, April 3, 2017, April 4, 2017, April 5, 2017, April 7, 2017, April 11, 2017, April 13, 2017, April 24, 2017, April 25, 2017, April 27, 2017, April 28, 2017, April 28, 2017, April 28, 2017, May 1, 2017, May 4, 2017, May 5, 2017, May 15, 2017, May 16, 2017, May 17, 2017, May 19, 2017, May 22, 2017, May 23, 2017, May 30, 2017, May 31, 2017, June 1, 2017, June 2, 2017, June 6, 2017, June 7, 2017, June 9, 2017, June 23, 2017, June 26, 2017, June 27, 2017, June 28, 2017, June 28, 2017, June 29, 2017, June 30, 2017, July 5, 2017, July 6, 2017, July 7, 2017, July 10, 2017, July 14, 2017, July 24, 2017, July 25, 2017, July 27, 2017, July 28, 2017, July 31, 2017, August 2, 2017, August 4, 2017, August 7, 2017, August 9, 2017, August 15, 2017, August 16, 2017, August 23, 2017, August 30, 2017, August 31, 2017, August 31, 2017, September 5, 2017, September 6, 2017, September 7, 2017, September 8, 2017, September 13, 2017, September 14, 2017, September 15, 2017, September 20, 2017, September 21, 2017, September 22, 2017, September 29, 2017, October 3, 2017, October 4, 2017, October 5, 2017, October 12, 2017, October 13, 2017, October 13, 2017, October 20, 2017, October 25, 2017, October 27, 2017, October 31, 2017 and November 2, 2017.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

Office of the Corporate Secretary

Wells Fargo & Company

MAC D1053-300

301 South College Street

Charlotte, North Carolina 28202

Phone: (704) 374-3234

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we nor any underwriters or agents have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

THE COMPANY

We are a diversified, community-based financial services company organized under the laws of the State of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. Founded in 1852 and headquartered in San Francisco, we provide banking, insurance, investments, mortgage, and consumer and commercial finance through banking locations, ATMs, the internet and mobile banking, and we have international offices to support our customers who conduct business in the global economy.

We are a separate and distinct legal entity from our banking and other subsidiaries. A significant source of funds to pay dividends on our common and preferred stock and debt service on our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and will be available for general corporate purposes, including, but not limited to, the following:

•	investments in or advances to our existing or future subsidiaries;

•	repayment of obligations that have matured; and

•	reducing our outstanding commercial paper and other debt.

Until the net proceeds have been used, they will be invested in short-term securities.

RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Quarter Ended September 30,
	2016	2015	2014	2013	2012	2017	2016
Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	7.49	10.74	11.05	10.68	8.40	4.75	7.42
Including interest on deposits	6.06	8.60	8.56	7.91	6.08	3.53	6.03

•	The ratio of earnings to fixed charges is calculated as follows:

(income before income tax expense) –

    (net income from noncontrolling interests) + (fixed charges)

(fixed charges)

•	Fixed charges, excluding interest on deposits, consist of

•	interest on short-term borrowings and long-term debt;
•	amortization of debt expense;
•	capitalized interest; and
•	one-third of net rental expense, which we believe is representative of the interest factor.

•	Fixed charges, including interest on deposits, consist of all of the items listed immediately above plus interest on deposits.

We have included these ratios to comply with SEC regulations. However, we believe that the fixed charge ratios are not meaningful measures for our business due to two factors. First, even if our net income did not change, our ratios would decline if the proportion of our income that is tax-exempt increased. Conversely, our ratios would increase if the proportion of our income that is tax-exempt decreased. Second, even if our net income did not change, our ratios would decline if our interest income and interest expense increased by the same amount due to an increase in the level of interest rates. Conversely, our ratios would increase if our interest income and interest expense decreased by the same amount due to a decrease in the level of interest rates.

RISK FACTORS

Your investment in our securities involves risks. Before purchasing any securities, you should carefully consider the risk factors incorporated by reference in this prospectus, including the risk factors contained in our annual and quarterly reports. Additional risk factors specific to particular securities will be detailed in one or more supplements to this prospectus. You should consult your financial, legal, tax and other professional advisors as to the risks associated with an investment in our securities and the suitability of the investment for you.

LEGAL OPINIONS

Faegre Baker Daniels LLP will issue an opinion about the legality of the debt securities offered by this prospectus. Mary E. Schaffner, who is our Senior Company Counsel, or another of our lawyers, will issue an opinion to the underwriters or agents on certain matters related to the debt securities. Ms. Schaffner owns, or has the right to acquire, a number of shares of our common stock which represents less than 0.1% of the total outstanding common stock. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by Davis Polk & Wardwell LLP. Davis Polk & Wardwell LLP represents us and certain of our subsidiaries in other legal matters. Ms. Schaffner may rely on Davis Polk & Wardwell LLP as to matters of New York law. The opinions of Faegre Baker Daniels LLP, Ms. Schaffner and Davis Polk & Wardwell LLP will be conditioned upon, and subject to certain assumptions regarding, future action that we and the trustee are required to take in connection with the issuance and sale of any particular debt security, the specific terms of the debt securities and other matters which may affect the validity of the debt securities but which cannot be ascertained on the date of such opinions.

EXPERTS

The consolidated financial statements of Wells Fargo & Company and Subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.